WORKING TOWARDS COMPLIANCE WITH SARBANESOXLEY

LONDON, 7 FEBRUARY 2005 (LSE:RRS) (NASDAQ:GOLD) - At the end of 2005, Randgold
Resources will have to report on management's assessment of controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act
(SOX). This Act was passed in the USA in 2002 to tighten up the accuracy of company reporting in the wake of the Enron debacle and other high-profile corporate failures.

"A team from the company, assisted by KPMG, is working to achieve compliance in the most efficient and cost-effective manner possible. Except for some fine-tuning, the documentation is complete. We've identified some control weaknesses which are being remediated, particularly at Morila, and will do dry-run testing later this year," says financial director Roger Williams.

"In many ways, SOX represents a return to a more traditional way of managing and controlling a company. We see it as an additional discipline which will stand us in good stead in running the business."

The essence of Section 404 is that management is responsible for internal controls over financial reporting, and that their stated assertion of the effectiveness of these controls must be externally audited and stated in the annual report.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.